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FOR IMMEDIATE RELEASE
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     Dyckerhoff AG Completes Acquisition of Lone Star Industries, Inc.

WIESBADEN, GERMANY (October 8, 1999) - Dyckerhoff AG (Frankfurt and Luxembourg
Exchanges: DYK) today announced the completion of its acquisition of Lone Star Industries, Inc. (NYSE: LCE) by the merger of Level Acquisition Corp., an indirect wholly owned subsidiary of Dyckerhoff, into Lone Star. As a result of the merger, which was effective today, each share of common stock of Lone Star not owned by Dyckerhoff or its subsidiaries was converted into the right to receive $50.00 per share in cash, subject to dissenter's rights.

Dyckerhoff is one of the leading cement and building materials companies in Europe with sales volume in excess of $2.2 billion. In the U.S., Dyckerhoff has a 50 percent share in Glens Falls Lehigh Cement Company servicing the northeastern part of the U.S.

Lone Star is a producer of cement and ready-mixed concrete.


CONTACT:    William E. Roberts   (203) 969-8600
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